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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 14D-1/A
                             (AMENDMENT NO. 1)
                    Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                               SCHEDULE 13D/A
                             (AMENDMENT NO. 5)

                 Under the Securities Exchange Act of 1934

                           SCOR U.S. Corporation
                         (Name of Subject Company)


                        SCOR Merger Sub Corporation
                                 SCOR S.A.
                                 (Bidders)


                  COMMON STOCK, PAR VALUE $0.30 PER SHARE
                       (Title of Class of Securities)


                                78 4027 10 4
                   (CUSIP Number of Class of Securities)


                            John T. Andrews, Jr.
                               Vice President
                       General Counsel and Secretary
                           SCOR U.S. Corporation
                           Two World Trade Center
                       New York, New York 10048-0178
                               (212) 390-5200

                                  Copy to:

                            Allan M. Chapin Esq.
                            Sullivan & Cromwell
                              250 Park Avenue
                       New York, New York 10048-0178
                               (212) 558-4000
         (Name, Address, and Telephone Numbers of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

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      This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule 14D-1, dated November 9, 1995 (the "Schedule 14D-1"), filed by SCOR Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), and by Parent relating to the tender offer by the Purchaser to purchase all the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company"), not already directly or indirectly owned by Parent, at a price of $15.25 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), both of which were annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This amendment is being filed by the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meaning set forth in the
Schedule 14D-1 and the Offer to Purchase filed as Exhibit (a)(1) thereto. By this amendment the Schedule 14D-1 is hereby amended in the respects set forth below.

      This Amendment No. 1 to Schedule 14D-1 also constitutes Amendment No. 5 to the Statement on Schedule 13D under the Exchange Act originally filed by Parent with the Commission on November 2, 1990, as most recently amended on November 9, 1995 by the Schedule 14D-1 relating to the Offer.

Item 10.    Additional Information.

        Item 10(f) is hereby supplemented and amended by adding the following information thereto:

            The language contained in the penultimate paragraph of the "INTRODUCTION" to the Offer to Purchase is hereby modified by adding the following language at the end thereof:

            By accepting the Offer through the tender of Shares and upon receipt of payment for Shares, a tendering stockholder may be, and the Company and the Parent intend to assert that a tendering stockholder is, barred from thereafter attacking in any legal proceeding the fairness of the consideration received by such stockholder in the Offer. Parent and the Company will not assert the release contained in the Letter of Transmittal against a tendering stockholder but will assert any defenses or estoppels that may arise out of a tender by operation of law. Accordingly, a tendering stockholder shall not be deemed to have waived or released any claims arising under the United States federal securities laws or the rules and regulations of the Commission promulgated thereunder or any other rights or claims, except to the extent waived or released by operation of applicable law. Stockholders who have questions concerning this matter are urged to consult their own legal counsel.

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                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 6, 1995



                                    SCOR S.A.


                                    By: /s/ Serge Osouf
                                        Name: Serge Osouf
                                        Title: General Manager



                                    SCOR Merger Sub Corporation


                                    By: /s/ Serge Osouf
                                        Name: Serge Osouf
                                        Title: Vice President